Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES COMMENCEMENT OF
US$30 MILLION SHARE BUYBACK PROGRAM

Luxembourg, November 1, 2018 — Nexa Resources S.A. (NYSE: NEXA) (TSX: NEXA) (“Nexa Resources” or the “Company”) today announced the commencement of a share buyback program on November 6, 2018:

•                  Total amount: Up to US$30 million (equivalent to ~CAD$39.3 million as of October 30, 2018) has been allocated towards the share buyback program.

•                  Class and number of securities sought: Up to 6,500,000 of the outstanding common shares in the capital of the Company may be repurchased by the Company, the actual number of which will be determined by the Company. There cannot be any assurance as to how many shares, if any, up to such amount will ultimately be repurchased under the share buyback program.

•                  Buyback period: Set to commence on November 6, 2018 and expire on November 6, 2019. The timing and amount of repurchases under the share buyback program will depend on a variety of factors, including the Company’s business plan, financial performance and market conditions.

•                  Amount offered per security: Purchases are expected to be made at prevailing market prices at the time of repurchase, subject to relevant securities and stock exchange rules.

•                  Applicable market: The share buyback program will be carried out on the New York Stock Exchange.

Under the share buyback program, the Company may repurchase its outstanding common shares for cash in accordance with all applicable securities laws and regulations and within the limits of the authorization approved in the general meeting of shareholders of the Company held on September 13, 2018.

The Company believes that the share buyback program constitutes an additional instrument for capital allocation, reflects its confidence in the fundamentals and long-term outlook of the Company and provides additional flexibility to manage capital and shareholders return. Any share repurchases will not change or interfere with the Company’s intention to maintain its distributions according to the Company’s current dividend policy and strategy.

As of October 30, 2018, the Company has 133,320,513 common shares issued and outstanding.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Two of the Company’s mines, Cerro Lindo in Peru and Vazante in Brazil, are among the 10 largest zinc mines in the world and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie.

Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: ir@nexaresources.com